EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-184760 and 333-208391 on Form S-8 and Registration No. 333-192105 on Form S-3 of our report dated March 9, 2017, relating to the consolidated financial statements of Southcross Energy Partners, L.P. and subsidiaries (the “Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Partnership obtaining a commitment from Southcross Holdings LP to assist the Partnership in maintaining compliance with the terms of its debt covenants) appearing in this Annual Report on Form 10-K of Southcross Energy Partners, L.P. for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 9, 2017